Exhibit 99.1

CooTek Updates the Status under Holding Foreign Companies Accountable Act

SHANGHAI—May 5, 2022— CooTek (Cayman) Inc. (NYSE: CTK) (“CooTek” or the “Company”), a global mobile internet company, today updates its status under the Holding Foreign Companies Accountable Act (the “HFCAA”).

On May 4, 2022, in connection with its implementation of the HFCAA, the U.S. Securities and Exchange Commission (the “SEC”) provisionally named the Company as a Commission-Identified Issuer following the Company’s filing of its annual report on Form 20-F for the fiscal year ended December 31, 2021 (the “2021 Form 20-F”) with the SEC on April 29, 2022.

The Company understands the SEC made such identification pursuant to the HFCAA, which states if the SEC determines that a company has filed audit reports issued by a registered public accounting firm that cannot be inspected or investigated completely by the Public Company Accounting Oversight Board (the “PCAOB”), for three consecutive years beginning in 2021, the SEC shall prohibit its shares or American depositary shares from being traded on a national securities exchange or in the over-the-counter trading market in the U.S. The Company has previously disclosed that its auditor, the independent registered public accounting firm that issued the audit report included in its 2021 Form 20-F, is identified by PCAOB as one of the registered public accounting firms that the PCAOB is unable to inspect or investigate completely.

The Company will continue to monitor market developments and evaluate all strategic options.

About CooTek (Cayman) Inc.

CooTek is a mobile internet company with a global vision that offers content-rich mobile applications, focusing on three categories: online literature, scenario-based content apps and mobile games. CooTek’s mission is to empower everyone to enjoy relevant content seamlessly. CooTek’s user-centric and data-driven approach has enabled it to release appealing products to capture mobile internet users’ ever-evolving content needs and helps it rapidly attract targeted users.

For more information on CooTek, please visit https://ir.cootek.com.

Safe Harbor Statement

This press release contains forward-looking statements made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “optimistic” and similar statements. Among other things, CooTek’s strategic and operational plans, contain forward-looking statements. CooTek may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about CooTek’s beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: CooTek’s mission and strategies; future business development, financial conditions and results of operations; the expected growth of the mobile internet industry and mobile advertising industry; the expected growth of mobile advertising; expectations regarding demand for and market acceptance of our products and services; competition in mobile application and advertising industry; relevant government policies and regulations relating to the industry and the development and impacts of COVID-19. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and CooTek does not undertake any obligation to update such information, except as required under applicable law.

For further information, please contact:

CooTek (Cayman) Inc.

Mr. Jacky Lin

Email: IR@cootek.com

ICA Investor Relations (Asia) Limited

Mr. Kevin Yang

Phone: +86-21-8028-6033

E-mail: cootek@icaasia.com